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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                             GIDDINGS & LEWIS, INC.
                           (Name of Subject Company)

                             GIDDINGS & LEWIS, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  375048-10-5
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             TODD A. DILLMANN, ESQ.
                        CORPORATE COUNSEL AND SECRETARY
                                142 DOTY STREET
                          FOND DU LAC, WISCONSIN 54935
                                 (414) 921-4100
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                            ------------------------

                                WITH A COPY TO:

                         CHARLES W. MULANEY, JR., ESQ.
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                              333 W. WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 407-0700

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"). The address of the principal executive offices of the Company is 142 Doty Street, Fond du Lac, Wisconsin 54935. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of the Company, including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of August 23, 1995 (as amended, the "Rights Agreement"), between the Company and Firstar Trust Company, as Rights Agent. References herein to the "Shares" means shares of the Common Stock and shall, unless the context requires otherwise, include the Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer made by TAQU, Inc. ("TAQU"), a Delaware corporation and an indirect wholly owned subsidiary of Thyssen Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Thyssen"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated June 18, 1997 (the "Schedule 14D-1"), under which TAQU is offering to purchase all outstanding Shares at a price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Thyssen Offer").

    The Thyssen Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 11, 1997 (the "Merger Agreement"), among Thyssen, TAQU and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, TAQU will be merged with and into the Company (the "Thyssen Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation").

    As set forth in the Schedule 14D-1, the principal executive offices of TAQU are located at 3155 West Big Beaver Road, Troy, Michigan 48007, and the principal executive offices of Thyssen are located at August-Thyssen-Strae 1, 40211 Dusseldorf, Germany.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) The provisions of the Merger Agreement relating to the election and designation of directors to the Board are subject to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires the Company to mail to its shareholders an Information Statement (the "Information Statement") containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Reference is made to the information contained under the captions "Board of Directors-- Director Compensation," "Executive Compensation," "Employment Agreements," "Pension Benefits," "Management Stock Purchase Program," "Stock Options" and "--Executive Relocations" in the Information Statement. The Information Statement is attached as Schedule I hereto and is incorporated herein by reference. Except as described herein or incorporated herein by reference, to the knowledge of the Company as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Thyssen, its executive officers, directors or affiliates.

THE MERGER AGREEMENT

    The summary of the Merger Agreement is contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1. A copy of such summary is filed as Exhibit 1 hereto and is incorporated herein by reference. Such summary

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should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

INTERESTS OF CERTAIN PERSONS

    Certain members of the Company's management and the Board of Directors of the Company (the "Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as shareholders of the Company generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. In considering the recommendation of the Board in respect of the Merger Agreement and the transactions contemplated thereby, the shareholders of the Company should be aware of these interests which may present actual or potential conflicts of interest.

    Pursuant to the Merger Agreement, the articles of incorporation and by-laws of the Surviving Corporation will contain the provisions with respect to indemnification set forth in the Articles of Incorporation and By-laws of the Company, which provisions may not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that may adversely affect the rights thereunder of current or former directors or officers of the Company or each of its subsidiaries to be indemnified from liabilities for acts or omissions occurring at or prior to the Effective Time. Thyssen also will, or will cause the Surviving Corporation to, maintain policies of directors' and officers' liability insurance equivalent to current policies of the Company and its subsidiaries, subject to certain limitations, for five years after the Effective Time.

    The Merger Agreement provides that, subject to certain limitations, for a period of one year following the Effective Time, Thyssen agrees to provide employee benefit plans and programs for the benefit of employees of the Company and its Subsidiaries that are in the aggregate no less favorable to such employees than the Company Plans. All service credited to each employee by the Company through the Effective Time shall be recognized by Thyssen for purposes of eligibility and vesting under any employee benefit plan provided by Thyssen for the benefit of the employees. Thyssen shall maintain in effect the Company Severance Plan for a period of two years immediately following the Effective Time, and the Company Severance Plan shall not be terminated or adversely amended during such two-year period. Thyssen shall maintain in effect the Company Management Incentive Compensation Plan and the Company Profit Improvement Plan until December 31, 1997, and such plans shall not be terminated or adversely amended until after such date.

    Following the Effective Time, Thyssen has agreed to cause the Surviving Corporation to honor in accordance with their terms, employment, severance and other compensation agreements and arrangements as specified, including but not limited to severance benefit plans.

CONFIDENTIALITY AGREEMENT

    On April 30, 1997, the Company and Thyssen signed a confidentiality and standstill agreement (the "Confidentiality Agreement") providing that, subject to the terms of the agreement, each company keep confidential certain nonpublic information furnished by the other. In addition, under the terms of the Confidentiality Agreement, Thyssen agreed, for a period of two years, not to, among other things, (i) acquire any equity securities or assets of the Company,
(ii) solicit proxies with regard to the Company or (iii) otherwise seek control of the Company.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a)  RECOMMENDATION OF THE BOARD OF DIRECTORS

    THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE THYSSEN OFFER AND THE THYSSEN MERGER AND DETERMINED THAT THE THYSSEN OFFER AND THYSSEN MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE THYSSEN OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

    A letter to the Company's shareholders communicating the Board's recommendation and a press release announcing the Merger Agreement and related transactions are filed herewith as Exhibits 3 and 4 to this Schedule 14D-9, respectively, and are incorporated herein by reference.

    (b)  BACKGROUND; REASONS FOR THE RECOMMENDATION

    BACKGROUND. On April 21, 1997, Jeffery T. Grade, Chairman and Chief Executive Officer of Harnischfeger Industries, Inc. ("HII"), and John N. Hansen, President and Chief Operating Officer of HII, arranged an afternoon meeting with Marvin L. Isles, Chief Executive Officer and a director of the Company. Prior to meeting with Mr. Isles, Messrs. Grade and Hansen and Francis M. Corby, Jr., Executive Vice President for Finance and Administration and Chief Financial Officer of HII met with John A. Becker, a director of the Company and President and Chief Operating Officer of Firstar Corporation, which has banking relationships with HII, and informed Mr. Becker that Mr. Grade intended to present Mr. Isles with HII's offer to acquire the Company.

    Later that afternoon Messrs. Grade and Hansen met with Mr. Isles and Douglas
E. Barnett, Vice President and Controller of the Company, at the Company's offices. During this meeting, Mr. Grade delivered to Mr. Isles a letter in which HII proposed to acquire the Company at a price of $19.00 per Share (the "HII Proposal").

    On April 25, 1997, Mr. Isles called Mr. Grade and informed him that the Company would be willing to enter into discussions with HII if HII agreed to enter into a confidentiality and standstill agreement. Mr. Grade informed Mr. Isles that he would reflect on these matters and would respond to him. Later that afternoon, without any further discussion of the matters or even a request to do so, Mr. Grade sent Mr. Isles a letter indicating that through its wholly owned subsidiary, DSFA Corporation ("DSFA"), HII intended to commence an unsolicited tender offer for all outstanding shares of common stock of the Company, at a price of $19 per share in cash (the "HII Offer"). The text of the letter was included in a press release that was issued by HII that afternoon. HII and DSFA also commenced litigation that afternoon against the Company and certain of its directors described under Item 8 below. On April 28, 1997, HII commenced the HII Offer.

    On April 26, 1997, Mr. Isles contacted Dr. Dieter Vogel, Chairman of the Executive Board of Thyssen, regarding a potential combination between Thyssen and the Company. On April 30, 1997, the Company and Thyssen executed the Confidentiality Agreement.

    On April 23, April 29, April 30 and May 7, 1997, the Board met with its legal and financial advisors to, among other things, discuss the HII Offer and possible actions to be taken by the Company. At the May 7, 1997 meeting, the Board unanimously rejected the HII Offer as inadequate and not in the best interests of the shareholders of the Company and unanimously recommended that holders of Shares reject the HII Offer and not tender their Shares pursuant thereto. The Board also determined to further explore alternative transactions to maximize shareholder value. In reaching its determination to reject the HII Offer, the Board considered a number of factors, including the written opinion, dated May 7, 1997, of Credit Suisse First Boston Corporation, the Company's financial advisor ("CSFB"), that, based upon and subject to the matters set forth therein, the $19 per Share cash consideration offered to holders of Shares

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pursuant to the HII Offer was inadequate from a financial point of view to such holders other than DFSA and HII.

    On May 2, 1997, Mr. Isles and a representative of CSFB met in London, England, with Dr. Vogel, Mr. Friedhelm Hoppe, a member of the Executive Board of Thyssen Industrie AG, Axel Kirsch, Director of Corporate Development of Thyssen, and other members of Thyssen's management, and with representatives of Morgan Stanley, Thyssen's financial advisor, to discuss a possible transaction involving the Company and Thyssen. Over the next few weeks, discussions regarding a potential business combination between Thyssen and the Company continued and Thyssen conducted an analysis of the business and operations of the Company.

    On May 27, 1997, HII announced that it was extending its tender offer until May 30, 1997 and sent a letter to Mr. Isles stating that its offer was its "best and final" offer.

    On June 2, 1997, Thyssen delivered to the Company a letter (the "Thyssen Proposal") indicating that Thyssen was willing to consider an offer to purchase all outstanding shares of the Company at $21 per share, subject to certain conditions, including (i) the approval of the Supervisory Board of Thyssen, (ii) the Company's agreement not to disclose the existence of such proposal to any party prior to the execution of a definitive agreement and (iii) negotiation and execution of a mutually acceptable merger agreement.

    Thereafter, representatives of the Company and Thyssen, with their respective legal advisors, negotiated the terms of the Merger Agreement. Such negotiations continued through late evening on June 11, 1997.

    On June 8, 1997, the Board met with its financial and legal advisors to discuss the Thyssen Proposal. At the meeting, representatives of CSFB made a presentation to the Board and delivered the written opinion, dated June 8, 1997, of CSFB that, based upon and subject to the matters set forth therein and as of the date thereof, the cash consideration to be received by the shareholders of the Company in the Thyssen Offer and the Thyssen Merger was fair to such shareholders from a financial point of view. See "--Opinion of CSFB."

    After discussion and further analysis, the Board unanimously determined to approve the Thyssen Offer and the Thyssen Merger and authorized the management of the Company, if and when Thyssen presented a definitive proposal that was authorized by the Supervisory Board of Thyssen and that reflected the terms of the Thyssen Offer and the Thyssen Merger as presented to the Board, to enter into a definitive merger agreement on such terms on behalf of the Company. See "Reasons for the Recommendation." In addition, the Board unanimously determined to recommend that shareholders (i) accept the Thyssen Offer and tender their Shares pursuant thereto and (ii) vote in favor of approval and adoption of the Merger Agreement and the Thyssen Merger (if necessary).

    In the early evening of June 11, 1997, Thyssen informed the Company that its Supervisory Board had taken all action necessary to authorize the Merger Agreement.

    Shortly thereafter, Thyssen and the Company entered into the Merger Agreement and issued a press release with respect thereto, a copy of which is attached as Exhibit 4 hereto.

    On June 18, 1997, Thyssen and TAQU commenced the Thyssen Offer.

    REASONS FOR THE RECOMMENDATION. In reaching the conclusions with respect to the Thyssen Offer and the Thyssen Merger referred to in Item 4(a), the Board considered numerous factors, including, but not limited to:

        (i) the Board's familiarity with the Company's business, financial condition, prospects, current business strategy and opportunities and the Company's position in its industries;

        (ii) presentations by the Company's management relating to the Company's financial performance and future opportunities and prospects;

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       (iii) the presentation of CSFB at the June 8, 1997 Board meeting and the written opinion of CSFB dated June 8, 1997 that, based upon and subject to the matters set forth therein and as of the date thereof, the cash consideration to be received by the Company's shareholders in the Thyssen Offer and the Thyssen Merger was fair to the Company's shareholders from a financial point of view (see "--Opinion of CSFB"). A copy of the written opinion of CSFB, which sets forth the factors considered, assumptions made and limitations on the review conducted by CSFB, is attached hereto as
    Exhibit 5 and incorporated herein by reference. Shareholders are urged to read the opinion of CSFB carefully and in its entirety;

        (iv) the Board's review, based in part on presentations by its financial advisors, of alternatives to the Thyssen Offer and the HII Offer, including the fact that the HII Offer was commenced on April 28, 1997 and since that time no alternative proposal had been made to the Company that was superior to the Thyssen Offer;

        (v) the Board's assessment, with the assistance of counsel, concerning the likelihood that Thyssen would obtain all required regulatory approvals for the Thyssen Merger;

        (vi) the fact that (1) the Merger Agreement permits the Company, under certain circumstances, to furnish information to and negotiate with third parties and terminate the Merger Agreement upon the payment to Thyssen of a $20 million fee and the reimbursement of expenses up to $3 million, (2) the Board believed that such payment obligations in the Merger Agreement would not deter a more attractive offer for the Company and were necessary in order to secure a transaction that the Board believed to be superior to that proposed by HII and (3) such payment obligations had been reduced during the course of negotiations from those initially proposed by Thyssen;

       (vii) historical market prices and trading information for the Shares;
    and

      (viii) the interest of Thyssen in enhancing all of the Company's businesses and its knowledge of the Company's markets and customers, including the Company's automotive segment, which accounts for 50% of all Company sales, and the positive impact such interest was expected to have on the Company's employees, customers and suppliers and the communities in which the Company operates.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Thyssen Offer, the Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance, and individual directors may have given differing weights to different factors. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

OPINION OF CSFB

    CSFB delivered its written opinion to the Board on June 8, 1997 that, based upon and subject to the matters set forth therein and as of the date thereof, the cash consideration to be received by the shareholders of the Company in the Thyssen Offer and the Thyssen Merger was fair to such shareholders of the Company from a financial point of view.

    A copy of the written opinion of CSFB, which sets forth the factors considered, assumptions made and limitations on the review conducted by CSFB, is attached hereto as Exhibit 5 and incorporated herein by reference. Shareholders are urged to read the opinion of CSFB carefully and in its entirety.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement dated March 7, 1997 (the "CSFB March Engagement Letter"), between CSFB and the Company, the Company has retained CSFB to act as its financial advisor for a period of three years (beginning March 7, 1997) with respect to the Company's preparations for responding to any acquisition or business combination proposals involving the Company that the Company may

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receive, or any other attempts to effect a change in control of the Company through a merger, tender or exchange offer, purchase of all or a portion of its stock, assets or debt, proxy contest or consent solicitation, open market accumulation program or any similar action. The CSFB March Engagement Letter provides for the payment to CSFB of a financial advisory fee of $75,000 annually, payable upon the execution of the CSFB March Engagement Letter and on each of the two subsequent annual anniversaries of the CSFB March Engagement Letter. The Company also agreed that, in the event of the occurrence of any of the proposals or events described above, the Company would engage CSFB as its exclusive financial advisor with regard to such proposals or events and pay CSFB customary fees to be mutually agreed upon. The Company also agreed to reimburse CSFB for CSFB's out-of-pocket expenses, including fees and expenses of CSFB's legal counsel. In addition, the Company agreed to indemnify CSFB against certain liabilities, including liabilities arising under federal securities laws.

    The Company also retained CSFB to act as its exclusive financial advisor with respect to the HII Offer pursuant to a letter agreement, dated April 25, 1997 (the "CSFB April Engagement Letter"), between CSFB and the Company. The CSFB April Engagement Letter provides for the payment to CSFB of a retainer advisory fee of $500,000, payable upon execution of the letter, and a transaction fee, payable upon the consummation of a Sale (as defined in the CSFB April Engagement Letter) within twelve months after the date of the CSFB April Engagement Letter, in an amount equal to 1.5% of the equity value of the Sale. The retainer advisory fee would be fully creditable (to the extent paid) against the transaction fee. The Company also agreed to reimburse CSFB for CSFB's out-of-pocket expenses, including fees and expenses of CSFB's legal counsel. In the event that the Company remains independent for one year after the date of the CSFB April Engagement Letter, the Company has agreed to pay CSFB a fee of $1.5 million. In addition, the Company agreed to indemnify CSFB against certain liabilities, including liabilities arising under federal securities laws.

    CSFB has provided certain investment banking services to the Company from time to time for which CSFB has received customary compensation. In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of both the Company and HII for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    The Company has retained The Abernathy MacGregor Group Inc. as public relations advisor in connection with the HII Offer and the Thyssen Offer and related matters. Such firms will receive customary compensation for services rendered and also will be reimbursed for their out-of-pocket expenses.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any persons to make solicitations or recommendations to shareholders with respect to the Thyssen Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best knowledge of the Company, except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

         Over the course of the past 60 days (i) the Company has withheld restricted Shares to pay taxes incurred in connection with the lapse of restrictions in the ordinary course, (ii) nondiscretionary investments in the Company Stock Fund under the Company-sponsored 401(k) plan of less than $1,775 in the aggregate have been made by executive officers of the Company, (iii) the Company issued 24,000 Shares of restricted stock to Thomas Arndt, Vice President, Automotive and (iv) on April 30, 1997, the Compensation Committee of the Board (A) awarded 2,100 Shares of restricted stock to certain directors of the Company, including 420 Shares to each of John A. Becker, Ruth M. Davis, Clyde H. Folley, John N. Guffey, Jr. and Ben R. Stuart and (B) granted each of Messrs. Folley and Stuart options to purchase 1,000

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Shares at an exercise price of $20.25 per Share. Affiliates of Mr. Becker may from time to time effect transactions in Shares over which Mr. Becker has neither investment nor voting power.

    (b) To the best knowledge of the Company, its executive officers and directors presently intend to tender, pursuant to the Thyssen Offer, any Shares which are held of record or are beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not presently engaged in any negotiation in response to the Thyssen Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) To the best of the Company's knowledge, there are currently no transactions, board resolutions, agreements in principle or signed contracts in response to the Thyssen Offer, other than as described in Item 3(b) of this Schedule, that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    (A)  LITIGATION

    On April 25, 1997, HII and DSFA commenced an action in the United States District Court for the Eastern District of Wisconsin against the Company and certain of the Company's directors (the "Action"). HARNISCHFEGER INDUS., INC. V. ISLES, ET AL., C.A. No. 97-C-0488. In the complaint in the Action, HII and DSFA allege, among other things, that the defendants have violated the disclosure requirements of the Exchange Act, and the rules and regulations promulgated by the Commission thereunder, by making false or misleading statements, or omitting to state facts required to be disclosed in order to prevent other statements from being misleading, in connection with (i) disclosures in the Company's Annual Proxy Statement describing the Management Stock Purchase Program; (ii) disclosures in such Annual Proxy Statement concerning the number of nominees the Company has nominated for election at its April 30, 1997 Annual Meeting and the provisions of the By-laws concerning board size and composition; and (iii) disclosures in the Company's public filings concerning the Rights Agreement. In addition, HII and DSFA allege in the complaint in the Action that the defendants are now violating, and threaten to violate, their fiduciary duties to the Company's shareholders in connection with the consideration of HII's acquisition proposal and in connection with the proxy contest that HII indicated that it would pursue. Among other things, HII and DSFA allege that, under the circumstances present here, defendants have a fiduciary duty to redeem the Rights and/or to cause them to be inapplicable to the HII Offer.

    The foregoing summary is qualified by reference to the text of the complaint, a copy of which is filed as Exhibit 7 hereto.

    On May 6, 1997, a putative class action was filed against the Company and certain of its directors in the Circuit Court of Milwaukee County, Wisconsin, entitled CHARLES MILLER, ET AL. V. GIDDINGS & LEWIS, INC., ET AL. No. 97 CV 003823 (the "Milwaukee Action"). The complaint in the Milwaukee Action alleges, among other things, that the director defendants breached their fiduciary duties to the public shareholders of the Company by refusing to consider the HII Offer, using their positions to thwart other attempts to acquire the Company, and trying to entrench themselves in their positions with the Company. As relief, the complaint seeks, among other things, (i) a declaration that the action be certified as a proper class action; (ii) injunctive relief requiring that the director defendants cooperate fully with any entity or person, including HII, having a BONA FIDE interest in proposing any transactions that would maximize shareholder

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value, and take all appropriate steps to maximize shareholder value; and (iii)
damages, costs and attorneys' fees.

    The foregoing summary is qualified by reference to the text of the complaint, a copy of which is filed as Exhibit 8 hereto.

    On May 13, 1997, a derivative and individual action entitled CHARLES MILLER, ET AL. V. ISLES, ET AL. No. 97-C-0561 (the "Second Federal Action") was filed against the Company's directors and the Company as nominal defendant in the United States District Court for the Eastern District of Wisconsin. The complaint in the Second Federal Action contains six counts and alleges, among other things, that the director defendants breached their fiduciary duties to the public shareholders of the Company by (i) failing to properly consider the HII Offer, (ii) trying to entrench their positions with the Company, and (iii) failing to disclose all material facts to the Company's shareholders in connection with the election of directors at the Annual Meeting. The complaint also alleges that the director defendants violated the Exchange Act and Rule 14a-9 promulgated thereunder by making false or misleading statements or omissions in connection with the Company's Annual Proxy Statement. As relief, the complaint seeks, among other things, (a) a determination that the action be certified as a proper derivative action; (b) a declaration that the director defendants breached their fiduciary duties; (c) injunctive relief requiring that the director defendants take all appropriate steps to maximize shareholder value; and (d) damages, costs and attorneys' fees.

    The foregoing summary is qualified by reference to the text of the complaint, a copy of which is filed as Exhibit 9 hereto.

    (B)  BOARD OF DIRECTORS

    At the April 30, 1997 meeting, the Board increased the number of directors of the Company from six to seven and appointed Mr. Folley and Joseph R. Coppola to fill the vacancies created by this increase and the resignation of Benjamin
F. Garmer III. As a result of such increase, as provided in the Company's By-laws, the Board has been reclassified from three classes of two directors each, to three classes of directors, two consisting of two members and the other consisting of three members. At the time of the meeting, in light of the Board's ongoing review of strategic alternatives and the pending HII Offer, the Board determined that it would be in the best interests of the shareholders to retain the knowledge and experience of Messrs. Folley and Coppola as directors. Messrs. Coppola and Folley had intended to retire from the Board at this year's annual meeting.

    (C)  RIGHTS AGREEMENT

    Each Right issued pursuant to the Rights Agreement initially entitles the registered holder thereof to purchase one one-hundredth of a share of Class A Preferred Stock, Series B, $.10 par value (the "Preferred Shares"), of the Company at a price of $60 per one one-hundredth of a Preferred Share, subject to adjustment. On the earlier of (i) the tenth day after the acquisition by a person or group of affiliated or associated persons (an "Acquiring Person") of beneficial ownership of 20% or more of the outstanding Shares or (ii) the tenth business day (or such later date as may be determined by action of the Company's board of directors prior to the time any person becomes an Acquiring Person) after a person has commenced a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Shares (the earlier of such date being the "Distribution Date") the Rights become exercisable and trade separately from the Common Stock. In the event that a person becomes an Acquiring Person (and in certain other circumstances specified in the Rights Agreement), each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon exercise of a Right, Common Stock having a market value of two times the exercise price of the Right. The Rights may be redeemed at a price of $.01 per Right at any time prior to a person becoming an Acquiring Person. For a complete description of the Rights Agreement, see the Company's

Form 8-A, dated August 23, 1995, and the Company's Current Report on Form 8-K, dated as of August 23, 1995, each as filed with the Commission and incorporated herein by reference.

    At a meeting held on May 7, 1997, the Board resolved that the Distribution Date shall not occur until the earlier of (i) the date on which an Acquiring Person becomes such and (ii) such date as may be determined by action of the Board prior to the time any person or group becomes an Acquiring Person. As a result of such action, the commencement of the HII Offer did not, in and of itself, result in the occurrence of a Distribution Date.

    The Company has entered into an amendment to the Company Rights Agreement to make it inapplicable to the Thyssen Offer, the Thyssen Merger and the other transactions contemplated by the Merger Agreement. A copy of such amendment to the Rights Agreement is filed as Exhibit 6 hereto and incorporated hereunder by reference.

    (D)  WISCONSIN BUSINESS CORPORATION LAW

    The Wisconsin Business Corporation Law ("WBCL") regulates certain Section 1141 business combinations, including mergers, of a Wisconsin corporation, such as the Company, with a stockholder that beneficially owns 10% or more of the outstanding voting stock of such corporation. Because the Board has approved the Merger Agreement and the transactions contemplated thereby, Section 1141 of the WBCL will not apply to the transactions contemplated by the Merger Agreement.

    The WBCL contains certain other provisions restricting certain business combinations and other transactions with significant shareholders under certain circumstances and limiting, under certain circumstances, the voting power of a shareholder that holds in excess of 20% of the voting power of certain corporations. The Company's Restated Articles of Incorporation provide, however, that the Company has elected not to have such provisions apply to the Company.

    (E)  REGULATORY FILINGS

    UNITED STATES. On June 16, 1997, Thyssen filed with the Federal Trade Commission ("FTC") and the Antitrust Division a Premerger Notification and Report Form with respect to the Thyssen Offer and the Thyssen Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Company is expected to file such form on June 19, 1997. Under the provisions of the HSR Act applicable to the Thyssen Merger, the purchase of shares pursuant to the Thyssen Offer may not be consummated until the expiration of a 15-calendar day waiting period following Thyssen's filing under such HSR Act. Accordingly, assuming the filings made by Thyssen and the Company were not deficient, the waiting period with respect to the Thyssen Offer will expire at 11:59 p.m., New York City time, on July 1, 1997, unless Thyssen receives a request for additional information or documentary material or the Antitrust Division and the FTC terminate the waiting period prior thereto.

    GERMANY. On or before June 20, 1997, Thyssen expects to file a Pre-Merger Notification with the German Federal Cartel Office ("FCO") under the German Act Against Restraints of Competition ("ARC"). Under the ARC, the purchase of shares pursuant to the Thyssen Offer may not be consummated until the expiration of a one-month waiting period following the filing by Thyssen. Accordingly, assuming the filing is made by Thyssen on or before June 20, 1997, and is not deficient, the waiting period with respect to the Thyssen Offer will expire on or before July 20, 1997, unless Thyssen is informed by the FCO that the FCO has started an in-depth review of the Thyssen Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

EXHIBIT NO.                                     DESCRIPTION
------------  --------------------------------------------------------------------------------
 Exhibit 1    Summary of Merger Agreement from the Offer to Purchase attached as Exhibit
               (a)(1) to the Schedule 14D-1, filed with the Commission by Thyssen AG and TAQU,
               Inc. on June 18, 1997.
 Exhibit 2    Agreement and Plan of Merger, dated as of June 11, 1997, by and among Giddings &
               Lewis, Inc., Thyssen AG and TAQU, Inc.
*Exhibit 3    Letter to Shareholders, dated June 18, 1997.
 Exhibit 4    Press Release issued by Giddings & Lewis, Inc. and Thyssen AG, dated June 12,
               1997.
*Exhibit 5    Written Opinion of Credit Suisse First Boston Corporation, dated June 8, 1997.
 Exhibit 6    First Amendment to Rights Agreement, dated June 8, 1997, between Giddings &
               Lewis, Inc. and Firstar Trust Company.
 Exhibit 7    Complaint Seeking Declaratory and Injunctive Relief filed in the United States
               District Court for the Eastern District of Wisconsin on April 25, 1997
               (incorporated by reference to Exhibit 10 to the Schedule 14D-9 of the Company with respect to the HII Offer, filed with the Commission on May 8, 1997).
 Exhibit 8    Class Action Seeking Declaratory and Injunctive Relief filed in the Circuit
               Court of Milwaukee County, Wisconsin, on May 6, 1997 (incorporated by reference to Exhibit 11 to the Schedule 14D-9 of the Company with respect to the HII
               Offer, filed with the Commission on May 8, 1997).
 Exhibit 9    Complaint Seeking Declaratory and Injunctive Relief filed in the United States
               District Court for the Eastern District of Wisconsin on May 13, 1997
               (incorporated by reference to Exhibit 16 to the Schedule 14D-9 of the Company with respect to the HII Offer, filed with the Commission on May 8, 1997).

------------------------

*  Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                GIDDINGS & LEWIS, INC.

                                By:  /s/ DOUGLAS E. BARNETT
                                     -----------------------------------------
                                     Name: Douglas E. Barnett
                                     Title: Vice President and Corporate
                                            Controller

Dated: June 18, 1997

                                 EXHIBIT INDEX

EXHIBIT NO.                                               DESCRIPTION
------------  ----------------------------------------------------------------------------------------------------

 Exhibit 1    Summary of Merger Agreement from the Offer to Purchase attached as Exhibit (a)(1) to the Schedule
              14D-1, filed with the Commission by Thyssen AG and TAQU, Inc. on June 18, 1997.
 Exhibit 2    Agreement and Plan of Merger, dated as of June 11, 1997, by and among Giddings & Lewis, Inc.,
              Thyssen AG and TAQU, Inc.
*Exhibit 3    Letter to Shareholders, dated June 18, 1997.
 Exhibit 4    Press Release issued by Giddings & Lewis, Inc. and Thyssen AG, dated June 12, 1997.
*Exhibit 5    Written Opinion of Credit Suisse First Boston Corporation, dated June 8, 1997.
 Exhibit 6    First Amendment to Rights Agreement, dated June 8, 1997, between Giddings & Lewis, Inc. and Firstar
              Trust Company.
 Exhibit 7    Complaint Seeking Declaratory and Injunctive Relief filed in the United States District Court for the Eastern District of Wisconsin on April 25, 1997 (incorporated by reference to Exhibit 10 to the
              Schedule 14D-9 of the Company with respect to the HII Offer, filed with the Commission on May 8,
              1997).
 Exhibit 8    Class Action Seeking Declaratory and Injunctive Relief filed in the Circuit Court of Milwaukee
              County, Wisconsin, on May 6, 1997 (incorporated by reference to Exhibit 11 to the Schedule 14D-9 of the Company with respect to the HII Offer, filed with the Commission on May 8, 1997).
 Exhibit 9    Complaint Seeking Declaratory and Injunctive Relief filed in the United States District Court for the Eastern District of Wisconsin on May 13, 1997 (incorporated by reference to Exhibit 16 to the
              Schedule 14D-9 of the Company with respect to the HII Offer, filed with the Commisson on May 8,
              1997).

------------------------

*   Included in copies of the Schedule 14D-9 mailed to shareholders.

                                                                      SCHEDULE I

                             GIDDINGS & LEWIS, INC.
                         142 DOTY STREET, P.O. BOX 590
                       FOND DU LAC, WISCONSIN 54936-0590
                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about June 18, 1997, as part of the Company's Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Thyssen to a majority of the seats on the Board. The Merger Agreement requires the Company, upon the request of Thyssen, promptly to cause Thyssen's designees to be elected to the Board under the circumstances described therein. See "Rights to Designate Directors; Thyssen Designees."

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, Thyssen commenced the Thyssen Offer on June 18, 1997. The Thyssen Offer is scheduled to expire at 12:00 midnight, Eastern Time, July 16, 1997, unless the Thyssen Offer is extended.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of June 6, 1997, there were 31,043,365 voting Shares outstanding. At the April 30, 1997, meeting of the Board, the Board increased the number of directors of the Company from six to seven and appointed Clyde H. Folley and Joseph R. Coppola to fill the vacancies created by this increase and the resignation of Benjamin F. Garmer III. As a result of such increase, as provided in the Company's By-laws, the Board was reclassified from three classes of two directors each, to three classes of directors, two consisting of two members and the other consisting of three members. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation, death or removal.

RIGHTS TO DESIGNATE DIRECTORS; THYSSEN DESIGNEES

    The Merger Agreement provides that, subject to compliance with the applicable law, promptly upon the purchase of the Shares pursuant to the Thyssen Offer, and from time to time thereafter, the Company will, upon the request of Thyssen, promptly cause a majority of the directors of the Company to consist of Thyssen's designees (the "Thyssen Designees"). The Thyssen Designees will be selected by Thyssen. Not less than 10 days prior to the date any such Designee takes office as a director, Thyssen will file with the Commission and mail to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors the name, age, present principal occupation or employment and five year employment history of each Thyssen Designee.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The name, age, present principal occupation or employment, five-year employment history and Share ownership of the current Directors and Executive Officers of the Company are set forth below. Each person is a citizen of the United States, and the business address of each such person is c/o Giddings & Lewis, Inc., 142 Doty Street, P.O. Box 590, Fond du Lac, Wisconsin 54936-0590.

                                                                            AMOUNT AND NATURE
                                                                              OF BENEFICIAL
NAME AND AGE                                                                 OWNERSHIP AS OF     PERCENT    YEAR FIRST
OF DIRECTORS AND                                                                 JUNE 1,           OF         BECAME
EXECUTIVE OFFICERS                                                             1997(1)(2)         CLASS      DIRECTOR
------------------------------------                                        -----------------  -----------  -----------
John A. Becker--55..................  Director                                        5,316         *             1989
Joseph R. Coppola--66...............  Director and Vice Chairman of the             344,430           1.1%        1989
                                      Board
Ruth M. Davis--68...................  Director                                        3,116         *             1993
Clyde H. Folley--69.................  Director                                      7,759(3)        *             1990
John N. Guffey, Jr.--59.............  Director                                        5,404         *             1995
Marvin L. Isles--51.................  Director, President and Chief                 234,285         *             1996
                                      Executive Officer and Chairman of
                                      the Board
Ben R. Stuart--62...................  Director                                        4,116         *             1990

                                                                                        AMOUNT AND NATURE
                                                                                          OF BENEFICIAL
NAME AND AGE                                                                             OWNERSHIP AS OF     PERCENT
OF DIRECTORS AND                                                                             JUNE 1,           OF
EXECUTIVE OFFICERS                                                                         1997(1)(2)         CLASS
------------------------------------------                                              -----------------  -----------
Heinz G. Anders--63.......................  Group Vice President and General                     88,000         *
                                            Manager-European Operations
Stephen M. Peterson--48...................  Group Vice President and General                    112,517         *
                                            Manager-Fadal Engineering
Philip N. Ciarlo--46......................  Group Vice President and General                     78,000         *
                                            Manager-Integrated Automation
Richard C. Kleinfeldt--56.................  Retired as Vice President-Finance and              78,475(4)        *
                                            Director in December 1996
All directors and executive officers as a                                                     1,534,102           5.1%
group (18 persons)........................

------------------------

*   Less than 1%.

(1) Includes the following shares subject to stock options which are currently exercisable or exercisable within 60 days of June 1, 1997: Mr. Becker, 2,000 shares; Mr. Coppola, 291,000 shares; Dr. Davis, 1,000 shares; Mr. Folley, 2,000 shares; Mr. Isles, 10,000 shares; Mr. Stuart, 1,000 shares; Mr. Anders, 31,000 shares; Mr. Peterson, 31,367 shares; Mr. Ciarlo, 13,000 shares; Mr. Kleinfeldt, 24,287 shares; and all directors, nominees and executive officers as a group, 599,334 shares.

(2) Includes the following restricted shares of Common Stock granted under either the 1989 Restricted Stock Plan or the 1993 Plan over which the holders have sole voting but no investment power: Mr. Becker, 2,116 shares; Mr. Coppola, 357 shares; Dr. Davis, 2,116 shares; Mr. Folley, 1,759 shares; Mr. Guffey, 1,404 shares; Mr. Isles, 75,000 shares; Mr. Stuart, 2116 shares; Mr. Anders, 51,000 shares; Mr. Peterson, 45,000 shares; Mr. Ciarlo, 51,000 shares; Mr. Kleinfeldt, 36,000 shares; and all Directors and Executive Officers as a group, 500,164 shares. The shares of restricted stock reflected in the table include shares granted to the Executive Officers and directors of the Company in February 1997 and on April 30, 1997, respectively.

(3) Mr. Folley shares notice and investment power over 4,000 shares of Common Stock with his wife.

(4) Mr. Kleinfeldt retired as Vice President-Finance and as a director of the Company in December 1996.

    The amounts shown above do not include the vesting of options or other rights upon a change of control of the Company as a result of the Thyssen Merger.

    There is no family relationship between any director, executive officer or person nominated or chosen by the Board of Directors to become a director or executive officer. There are no arrangements or understandings between any director and any other person pursuant to which the director was selected as a director.

    Mr. Becker has served as President and Chief Operating Officer of Firstar Corporation (a bank holding company) since February 1991 and as President thereof since January 1990. Mr. Becker is a director of Firstar Corporation and Firstar Trust Company.

    Mr. Coppola was appointed Chairman of the Board and Chief Executive Officer of the Company in July 1993. Prior thereto, Mr. Coppola was Senior Vice President of Manufacturing Services for Cooper Industries, Inc. (a manufacturer of electrical equipment, tools and hardware, automotive products and petroleum and industrial equipment). Mr. Coppola is a director of Belden Inc. and Coltec Industries Inc. Mr. Coppola retired as Chief Executive Officer of the Company on March 17, 1997 and remained on the Board and on April 30, 1997, was elected Vice Chairman.

    Dr. Davis has served as President and Chief Executive Officer of The Pymatuning Group, Inc. (a technology management services firm) since 1981 and as Chairperson of The Aerospace Corporation (a nonprofit entity engaged in space technology) since December 1992. Dr. Davis is Vice Chairman of the Board of Betac Corporation, a trustee of Consolidated Edison Company of New York and a director of Air Products and Chemicals, Inc., BTG, Inc., Ceridian Corporation, Premark International, Inc., Sprint Corporation, Tupperware Corp. and Varian Associates, Inc.

    Mr. Folley served as Vice Chairman and as Chief Financial Officer of Ingersoll-Rand Company (a manufacturer of compressors, automated tools and construction, mining and industrial process equipment) from 1986 until his retirement in August 1992.

    Mr. Guffey, Jr. has served as Chairman and Chief Executive Officer since February 1995, and as President since May 1991, of Coltec Industries Inc. (a manufacturer serving the aerospace, automotive and general industrial markets). Mr. Guffey is a director of Coltec Industries Inc. and Gleason Corporation.

    Mr. Isles has served as President and Chief Operating Officer of the Company since June 1996. From 1994 until joining the Company, Mr. Isles was Executive Vice President of GenCorp Inc. (a manufacturer of automotive, polymer and aerospace and defense products). Between 1988 and 1994, Mr. Isles was Vice President of GenCorp Inc. and President of its automotive business. On March 17, 1997, Mr. Isles was appointed President and Chief Executive Officer of the Company and on April 30, 1997, was elected Chairman of the Board.

    Mr. Stuart has served as President and Chief Executive Officer of Dresser-Rand Company (a manufacturer of centrifugal, axial and reciprocating compressors, gas and steam turbines and electric motors) since March 1992. Since 1988, Mr. Stuart has also served as Senior Vice President-Operations of Dresser Industries, Inc. (a manufacturer of drilling, mining and energy-processing equipment). Mr. Stuart is a director of CRSS, Inc.

    The Board has standing Audit, Compensation, and Executive/Nominating Committees. The Audit Committee recommends to the Board the appointment of independent auditors, approves the scope of the annual audit activities of the auditors, approves the audit fee payable to the auditors, reviews the adequacy of internal audit procedures and reviews audit results. Dr. Davis and Messrs. Folley (Chairman) and Guffey are members of the Audit Committee. The Audit Committee held three meetings in 1996. The Compensation Committee (i) reviews and recommends to the Board the compensation structure for the Company's directors, officers and other managerial personnel, including salary rates, participation in any incentive bonus plans, fringe benefits, noncash perquisites and other forms of compensation, and (ii) administers the Company's 1989 Restricted Stock Plan (as amended, the "1989 Restricted Stock Plan"), 1989 Stock Option Plan (as amended, the "1989 Stock Option Plan"), 1993 Stock and Incentive Plan (as amended, the "1993 Plan"), Management Stock Purchase Program (as amended, the "MSPP") and Independent Director Stock-Based Incentive Plan (the "Independent Director Plan"). Messrs. Becker (Chairman), Guffey and Stuart are members of the Compensation Committee. The Compensation Committee held four meetings in 1996. The Executive/ Nominating Committee may exercise all of the powers of the Board when the Board is not in session, except as otherwise provided by law or the Company's By-laws. The Executive/Nominating Committee also recommends persons to be nominated by the Board for election as directors of the Company and recommends persons to fill vacancies on the Board. Messrs. Coppola (Chairman), Becker, Folley and Stuart are members of the Executive/Nominating Committee. The Executive/Nominating Committee did not meet in 1996. The Executive/Nominating Committee will consider nominees recommended by shareholders but has no established procedures which shareholders must follow to make a recommendation. Current committee assignments are as follows: Messrs. Becker (Chair), Guffey and Stuart are members of the Compensation Committee; Dr. Davis (Chair) and Mr. Folley are members of the Audit Committee; Messrs. Isles (Chair), Becker, Coppola, and Stuart are members of the Executive/Nominating Committee; Mr. Guffey (Chair) and Dr. Davis are members of the Governance Committee. The Company's By-laws also provide for shareholder nominations of candidates for election as directors. These provisions require such nominations to be made pursuant to timely notice (as specified in the By-laws) in writing to the Secretary of the Company. The shareholder's notice of nomination must contain information relating to the nominee which is required to be disclosed by the Company's By-laws and the Exchange Act.

    During the year 1996 the Board held six meetings. Each director attended at least 75% of the aggregate of (i) the total number of meetings of the Board and
(ii) the total number of meetings held by all committees of the Board on which such director served during the year.

DIRECTOR COMPENSATION

    RETAINER AND FEES. Directors who are officers or employees of the Company receive no compensation for service as members of the Board. Directors who are not officers and employees of the Company or any affiliate of the Company ("non-employee directors") are paid an annual retainer fee of $17,000 plus a fee of $1,000 for each Board meeting attended and a fee of $1,000 ($1,200 for the committee chairman) for each committee meeting attended. Payment of director fees may be deferred, in whole or in part, at the option of a non-employee director, under the Company's Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"). The Deferred Compensation Plan provides that any fee deferred thereunder shall be credited at the end of each quarter to (i) a share account, which allows for the purchase of share units that represent shares of Common Stock, (ii) a cash account, which pays interests at a rate based on the ninety-day Treasury bill rate over the past twelve months, or (iii) a combination of both. The amount deferred under the Deferred Compensation Plan will be paid, at the non-employee director's option, in a lump sum, or over a ten-year period commencing, on the first business day of the calendar year following the year during which the non-employee director ceases to be a director of the Company.

    STOCK-BASED PLANS. The Company maintains the Independent Director Plan for its non-employee directors. Under the Independent Director Plan, on each date on which a non-employee director is elected or reelected (whichever the case may be) (the "Election Date") to serve on the Board, such non-employee director will automatically receive options to purchase 1,000 shares of Common Stock. Options granted under the Independent Director Plan are not exercisable until such non-employee director's term as a director (which began as of the Election Date for which such options were granted) has expired; PROVIDED, HOWEVER, that if a non-employee director's status as a director terminates due to such non-employee director's death or disability or retirement after reaching age 65, the options will become immediately exercisable in full. The purchase price at which shares of Common Stock may be purchased under the Independent Director Plan will be equal to the closing price of a share of Common Stock on the Election Date (or if such day is a day for which no closing price is set forth, the next preceding day for which a closing price is so set forth). Stock options granted under the Independent Director Plan will terminate on the earlier of ten years following a non-employee director's Election Date; six months after the non-employee director ceases to be a director of the Company by reason of death, disability or retirement; or the time at which the non-employee director ceases to be a director of the Company for any reason other than by reason of death, disability or retirement. All stock options granted under the Independent Director Plan are nonqualified stock options for purposes of the Internal Revenue Code. The aggregate number of shares of Common Stock eligible for issuance to non-employee directors under the exercise of stock options under the Independent Director Plan is 50,000. On April 24, 1996, each of Dr. Davis and Mr. Garmer was granted options to purchase 1,000 shares of Common Stock at a per share exercise price of $18. On April 30, 1997, each of Mr. Folley and Mr. Stuart was granted options to purchase 1,000 shares of Common Stock at a per share exercise price of $20.25. The options will become exercisable upon the expiration of the current term of each of said non-employee directors. No options granted to the non-employee directors under the Independent Director Plan were exercised in 1996.

    The non-employee directors of the Company are also eligible to receive grants of shares of restricted Common Stock under the 1993 Plan. Under the terms of the 1993 Plan, each non-employee director of the

Company will automatically be granted, on the date of the Company's annual meeting of shareholders in each year during the existence of the 1993 Plan, such number of shares of restricted stock (rounded to the next highest whole number) equal to 50% of such director's annual retainer fee for serving as a director of the Company divided by the closing price on the day preceding the date of grant (or if such day is day for which no closing price is set forth, the next preceding date for which a closing price is set forth). The annual retainer fee used in making the foregoing determination is the annual retainer fee in effect on the date of grant, exclusive of committee, attendance or other fees to which the non-employee director may otherwise be entitled. Shares of restricted stock granted to a non-employee director will not be eligible to be sold or otherwise transferred while the non-employee director remains a director of the Company, and thereafter such restrictions will lapse. However, in the event the non-employee director has not served as a director of the Company for at least three calendar years at the time his or her service as a director ends, the shares of restricted stock held by such non-employee director will be forfeited to the Company. The non-employee directors are entitled to exercise full voting rights and receive any dividends or other distributions paid with respect to their shares of restricted stock. On April 24, 1996, 476 shares of restricted stock were awarded under the 1993 Plan to each of Dr. Davis and Messrs. Becker, Folley, Garmer, Guffey and Stuart. On April 30, 1997, 420 shares of restricted stock were awarded under the 1993 Plan to each of Dr. Davis and Messrs. Becker, Folley, Guffey and Stuart.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following table sets forth information, as of January 21, 1997, regarding beneficial ownership by the only persons known to the Company to own beneficially more than 5% of the Common Stock issued and outstanding on that date. The beneficial ownership set forth below has been reported on filings made on Schedule 13G with the Commission by the beneficial owners.

                                                   AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                                 ----------------------------------------------
                                                     VOTING POWER          INVESTMENT POWER
               NAME AND ADDRESS                  ---------------------  -----------------------              PERCENT OF
              OF BENEFICIAL OWNER                   SOLE      SHARED       SOLE       SHARED     AGGREGATE      CLASS
-----------------------------------------------  ----------  ---------  ----------  -----------  ----------  -----------
State of Wisconsin ............................   3,120,000         (0)  3,120,000          (0)   3,120,000         9.4%
  Investment Board
  P.O. Box 7842
  Madison, Wisconsin 53707
Sanford C. Bernstein & Co., Inc. ..............   1,446,450     27,950   1,710,200          (0)   1,710,200         5.2%
  767 Fifth Avenue
  New York, New York 10153

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors to file reports of ownership and changes in ownership with the Commission. The regulations of the Commission require officers and directors to furnish the Company with copies of all Section 16(a) forms they file. Based on such forms, the Company believes that all its officers and directors have complied with the Section 16(a) filing requirements.

EXECUTIVE COMPENSATION

    The following table sets forth current and long-term compensation information for each of the last three fiscal years of the Chief Executive Officer and each of the other executive officers whose salary and bonus for the fiscal year 1996 exceeded the disclosure threshold established by the Commission.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                   COMPENSATION
                                                          ANNUAL COMPENSATION(1)    RESTRICTED
                                                          -----------------------      STOCK          ALL OTHER
NAME AND PRINCIPAL POSITION (2)                  YEAR     SALARY($)   BONUS($)(3)  AWARDS($)(4)   COMPENSATION($)(5)
---------------------------------------------  ---------  ----------  -----------  -------------  ------------------
Joseph R. Coppola............................       1996  $  475,008   $ 269,439    $   450,000       $   62,022
Chairman, Chief Executive                           1995     424,992     240,771        --                53,478
Officer and Director(5)                             1994     399,996     188,158        968,750           50,112

Marvin L. Isles..............................       1996     247,919     200,000        249,375           35,416
President and Chief Operating                       1995      --          --            --                --
Officer(5)                                          1994      --          --            --                --

Heinz G. Anders..............................       1996     246,700      40,000        225,000           --
Group Vice President and                            1995     253,200      28,969        190,500           --
General Manager-European                            1994     185,690      45,161        149,400            7,077
Operations

Stephen M. Peterson..........................       1996     190,008      77,000        180,000            1,125
Group Vice President and                            1995     187,008      70,545        142,875            1,125
General Manager-Fadal                               1994     165,000      47,000        --                 1,125
Engineering

Philip N. Ciarlo.............................       1996     187,238     110,000        375,000           36,223
Group Vice President and                            1995     147,982      68,740        190,500            1,125
General Manager-Integrated                          1994      74,842      41,666        --                 1,125
Automation

Richard C. Kleinfeldt(6).....................       1996     227,004      85,000        270,000            1,125
                                                    1995     216,996      78,485        285,750            1,125
                                                    1994     207,996      63,563        --                 1,125

------------------------

(1) Certain personal benefits provided by the Company and its subsidiaries to the named executive officers are not included in the table. The aggregate amount of such personal benefits in each year reflected in the table did not exceed the lesser of $50,000 or salary and bonus in each respective year.

(2) Mr. Coppola retired as Chief Executive Officer of the Company on March 17, 1997. Mr Isles was appointed as Chief Executive Officer on that date to succeed him.

(3) For 1996, consists of awards under the Company's Management Incentive Compensation Plan, which is a performance-based plan.

(4) The amounts in the table reflect the market value on the date of grant (net of any consideration paid by the named executive officer) of restricted shares of Common Stock awarded under the 1989 Restricted Stock Plan and the 1993 Plan. The number of shares of restricted Common Stock held by the named executive officers and the market value of such shares (net of any consideration paid by the named executive officers) as of December 31, 1996, were as follows: Mr. Coppola, 80,357 shares ($1,034,596); Mr. Isles, 15,000 shares ($193,125); Mr. Anders, 29,000 shares ($373,375); Mr. Peterson,
    21,000 shares ($270,375); Mr. Ciarlo, 37,000 shares ($476,375); and Mr.
    Kleinfeldt, 36,000 shares ($463,500). During 1996, Messrs. Coppola, Isles, Anders, Ciarlo, Peterson and Kleinfeldt were awarded 30,000, 15,000, 15,000, 15,000, 12,000 and 18,000 shares of restricted stock, respectively, which, except for Mr. Isles's and Mr. Coppola's shares, will vest following the release of financial statements for the year ended December 31, 1998 assuming certain performance criteria are achieved. Mr. Isles's award vest in increments of 5,000 shares on June 1, 1997, 1998 and 1999. Mr. Coppola's award was subject to vesting based on performance criteria for the year ended December 31, 1996. Based on such performance criteria, 14,000 shares of Mr. Coppola's 1996 restricted stock grant vested and the remaining shares were forfeited. During 1996, Mr. Ciarlo received an additional grant of 10,000 shares of restricted stock, which shares were subject to vesting based on certain performance criteria for the year ended December 31, 1996. All of such shares were forfeited by Mr. Ciarlo. A portion of the shares of restricted stock granted to each named executive officer in 1995 will vest following the release of financial statements for the year ended December 31, 1997 assuming that certain performance criteria are achieved. During 1994, Mr. Coppola was awarded 12,000 shares of restricted stock which vested on January 31, 1997 and 38,000 shares of restricted stock which by their terms were subject to vesting on January 31, 1997, based on certain performance criteria. Of such 38,000 restricted shares, 8,000 shares vested on January 31, 1997 and the remaining shares were forfeited. Holders of shares of restricted Common Stock are entitled to receive dividends on such shares.

(5) The amounts reflected in the table for fiscal 1996 consist of the following:
    (a) for Mr. Coppola, a $60,897 contribution (including accrued interest) credited to his account under his supplemental pension arrangement, see "Pension Plan Benefits," and a Company matching contribution of $1.125 under the Giddings & Lewis Savings Plan (the "Savings Plan"), which is a profit-sharing plan under Section 401(k) of the Internal Revenue Code; (b) for Mr. Isles, a $35,416 transfer allowance paid by the Company in connection with Mr. Isles's appointment as President and Chief Operating Officer; (c) for Mr. Ciarlo, a $35,098 transfer allowance paid by the Company in connection with Mr. Ciarlo's appointment as Group Vice President and General Manager of the Company's Integrated Automation Group and a Company matching contribution of $1,125 under the Savings Plan; and (d) for all other named executive officers (except Mr. Anders), Company matching contributions under the Savings Plan.

(6) Mr. Kleinfeldt retired as Vice President-Finance and as a director of the Company in December 1996.

EMPLOYMENT AGREEMENTS

    AGREEMENTS WITH EXECUTIVE OFFICERS

    On April 30, 1997, the Board authorized an employment agreement with Joseph
R. Coppola and delayed by one year the effective date of Mr. Coppola's Executive Consulting Agreement, dated December 1, 1996 (the "Consulting Agreement"). During the one-year term of the employment agreement, Mr. Coppola will be employed by the Company as Vice Chairman of the Board at his current level of compensation. If his employment is terminated following a Change in Control, Mr. Coppola will receive, in a lump sum, the total compensation payable with respect to the remainder of the employment term, as well as the consulting fees payable pursuant to the Consulting Agreement. Pursuant to the terms of the Consulting Agreement, Mr. Coppola will, following his retirement, be retained by the Company as senior consultant for a three-year period, at an annual compensation of $200,000 for the first twelve months of his consultancy, $150,000 for the second twelve months and $100,000 for the third twelve months. Additionally, the Company purchased Mr. Coppola's residence at Fond du Lac, Wisconsin, for $715,000 in accordance with an option contained in the Consulting Agreement requiring the purchase in January 1997. Mr. Coppola's cost basis in his Fond du Lac residence, which was built in 1994, was $785,000. The Consulting Agreement also contains certain noncompetition and confidentiality provisions applicable to Mr. Coppola. The Company may terminate the agreement only for cause, which includes theft, dishonesty, fraudulent misconduct, gross dereliction of duty or other grave misconduct on the part of Mr. Coppola which is substantially injurious to the Company.

    The Company has also entered into a retirement agreement with Mr. Kleinfeldt in connection with his retirement as Vice President-Finance and as a director of the Company in December 1996. Pursuant to the terms of the agreement, Mr. Kleinfeldt agreed to remain as an employee of the Company until April 1,

1997. Mr. Kleinfeldt's agreement further provides, among other things, that from his retirement as an employee through the first to occur of March 31, 1999 or his death, Mr. Kleinfeldt will serve as a consultant to the Company. During his tenure as a consultant, Mr. Kleinfeldt will be treated as an employee of the Company the purposes of the Company's employee benefit plans and fringe benefits but will not be eligible to participate in any management incentive compensation plans. Mr. Kleinfeldt's annual compensation as a consultant will be equal to his base salary for 1996 ($227,000 per year) and will also include certain other perquisites provided to Mr. Kleinfeldt while he was an executive director of the Company. Pursuant to the terms of the retirement agreement, Mr. Kleinfeldt is subject to certain noncompetition, nonsolicitation and confidentiality provisions for the term of the agreement.

    The Company maintains Key Executive Employment and Severance Agreements ("KEESAs") with 12 executives ("Executives"), including Messrs. Arndt, Isles, Barnett, Melzer, Dillmann, Bosco, Ciarlo, Kelley, Peterson and Simon. These agreements provide for the payment of certain severance and other benefits upon certain qualifying terminations of the employment of such executives within five years after a Change in Control as defined therein) of the Company. The acquisition of more than 20% of the Shares pursuant to the Thyssen Offer will constitute a Change in Control for purposes of the KEESAs. On April 30, 1997, the Board approved the offering to the Executives of amended and restated KEESAs ("New KEESAs"), and the Company subsequently entered into New KEESAs with each of the Executives. The New KEESAs differ from the respective original KEESAs primarily as follows: (i) whereas the original KEESAs limited the total payments and benefits that could be received by the Executive to the highest amount that would not be subject to an excise tax under Section 4999 of the Code and would not be nondeductible to the Company under Section 280G of the Code, the New KEESAs eliminate such limitation and provide for an additional "gross-up" payment to ensure that the Executive receives the after-tax benefit he would have received had the payments not been subject to the excise tax; (ii) as an additional severance benefit, each Executive will receive a lump-sum payment equal to the present value of the benefits the Executive would have received had he continued to participate in the Company's retirement plans until reaching age 65; (iii) termination by Mr. Isles due to the fact that he fails to continue to serve as Chief Executive Officer and Chairman of the Board of the Company constitutes a qualifying termination of employment under his agreement; (iv) the New KEESAs provide for certain additional benefits upon a qualifying termination, including relocation benefits (and, for Mr. Isles only, the repurchase of his home at cost), the right to purchase the Company-provided car for $1.00 and reimbursement for legal and tax-planning assistance; (v) the severance benefits payable to certain Executives have been reduced from three in each case, to three, two or one, as applicable, times the sum of the Executive's annual base salary and highest annual bonus with respect to the three most recent years preceding termination of employment (or target bonus for the year of termination if the Executive had not then completed a full fiscal year of employment); and (vi) the provision that termination by the Executive during a 30-day period immediately following the first anniversary of the Change in Control constitutes a qualifying termination of employment under his agreement has been eliminated for the five operations Executives.

    In addition, a subsidiary of the Company has an agreement with Mr. Anders pursuant to which he will be employed as Managing Director of such subsidiary until May 31, 1998, subject to voluntary termination by Mr. Anders and termination for cause under German law. Mr. Anders's employment agreement provides for a minimum annual base salary of DM 350,000 (approximately $206,955) and is subject to upward adjustment. He is eligible to participate in the Company's Management Incentive Compensation Plan and receive certain other perquisites. The employment agreement provides that the subsidiary will pay one-half of Mr. Anders's obligations with respect to certain social security contributions required by German law and will pay to Mr. Anders or his beneficiary six months' salary in the event of his disability and three months' salary in the event of his death. The employment agreement also contains a covenant not to compete which extends for a period of two years after termination of such agreement.

PENSION BENEFITS

    The following table shows at different levels of remuneration and years of credited service the estimated annual benefits payable as a straight-line annuity to a covered participant (assuming retirement at age 65) under the Giddings & Lewis Retirement Plan as presently in effect (the "Retirement Plan") and under the Company's unfunded supplemental benefit pension plan, which provides benefits that would otherwise be denied participants by reason of certain limitations imposed by the Internal Revenue Code on qualified plan benefits (the "excess benefit plan").

                               PENSION PLAN TABLE

                                 YEARS OF SERVICE
   AVERAGE     -----------------------------------------------------
REMUNERATION       5         10         15         20         25
-------------  ---------  ---------  ---------  ---------  ---------
75$,000.....   $   6,188  $  12,375  $  18,563  $  24,750  $  30,938
150,000....       12,375     24,750     37,125     49,500     61,875
200,000....       16,500     33,000     49,500     66,000     82,500
300,000....       24,750     49,500     74,250     99,000    123,750
400,000....       33,000     66,000     99,000    132,000    165,000
450,000....       37,125     74,250    111,375    148,500    185,625
500,000....       41,250     82,500    123,750    165,000    206,250

    Remuneration covered by the plans is a participant's salary and bonus, as shown in the Summary Compensation Table, whether or not such compensation has been deferred at the participant's election. Benefits are based on a participant's average remuneration for the five consecutive of the last ten calendar years for which such average is the highest or, in the case of a participant who has been employed for less than five full calendar years, the period of his employment covered by the plans. Under the Retirement Plan, only salary, as shown in the Summary Compensation Table, up to the limits imposed by the Internal Revenue Code, is taken into account. The 1996 compensation limit applicable to the Retirement Plan was $150,000. The number of years of credited service as of December 31, 1996 that will be recognized for certain of the named executive officers is as follows: Mr. Isles, 1 year; Mr. Peterson, 29 years; and Mr. Ciarlo, 2 years. At the time of his retirement as an executive officer, Mr. Kleinfeldt had 32 years of credited service. Benefits under the plans include a Social Security offset only for benefits attributable to service before 1989. No benefits are payable under the plans unless a participant has at least five years of service. Mr. Coppola and Mr. Anders do not participate in the Retirement Plan and the excess benefit plan.

    On April 30, 1997, the Board approved the amendment of the Supplemental Executive Retirement Plan to provide for a vesting schedule which is the same as that set forth in the Company's qualified defined benefit plan and for immediate vesting of benefits thereunder upon a Change in Control. A copy of the amendment to the Supplemental Executive Retirement Plan is attached as Exhibit 13 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Commission on May 8, 1997.

    The Company also has in effect an unfunded supplemental pension arrangement for the benefit of Mr. Coppola. This arrangement provides for an annual benefit accrual to be credited to Mr. Coppola's account in an amount equal to 8% of his salary and bonus. Mr. Coppola is fully vested under this arrangement and will be entitled to receive the amounts credited to his account upon retirement plus credited earnings thereon.

MANAGEMENT STOCK PURCHASE PROGRAM

    On March 13, 1997, the Company adopted a Management Stock Purchase Program ("MSPP") pursuant to which certain members of the Company's senior management team and other key employees purchased an aggregate of 282,355 shares of Common Stock. The program is intended to align more closely the interests of management and shareholders. Under the terms of the voluntary program, the participants used personal full-recourse loans to exercise options to purchase Common Stock granted under the 1993 Plan with an exercise price of $14.125 per share, which was the fair market value of the Common Stock on the grant date as determined by the Compensation Committee of the Board. The loans, which were arranged through a commercial bank, are the personal obligations of the participants. The Company has agreed to guarantee repayment to the bank in the event of a default by a participant. The Company has also agreed to pay the interest on the loans (net of dividends received on the purchased shares) on behalf of the participants. Of the named executive officers participating in the program, Messrs. Isles, Peterson and Ciarlo purchased 114,285, 25,000 and 14,000 shares, respectively. Other Company executive officers who purchased shares under the program include:
Douglas E. Barnett, Vice President and Corporate Controller (19,000 shares); Carime F. Bosco, Group Vice President and General Manager-Automation Measurement and Control (25,000 shares); Todd A. Dillmann, Corporate Counsel and Secretary (16,579 shares); Robert N. Kelley, Vice President-Administration (22,000 shares); and James B. Simon, Group Vice President and General Manager-Automation Technology (10,000 shares).

    Under the terms of the program, no participant may sell any portion of the purchased shares unless all principal, interest and prepayment fees, if any, due on the loan have been paid for all sale proceeds are simultaneously applied first to the payment of such amounts. The program also incorporates risk and benefit-sharing provisions. Under these provisions, if any portion of the purchased shares is sold before the third anniversary of the exercise date, the participant will be responsible for 100% of any loss, and will be entitled to receive 50% of any gain, on that portion of the purchased shares. If any portion of the purchased shares is sold on or after the third anniversary of the exercise date while the loan remains outstanding, the participant will be responsible for 50% of any loss, and will be entitled to receive 100% of any gain, on that portion of the purchased shares. In the event of a participant's death or disability, the participant will not be responsible for any loss on the purchased shares and will be entitled to the entire amount of any gain on the sale of such shares. In the event a participant is terminated for cause (as defined in the program), the gain-sharing provision will continue to apply, but the participant will not be entitled to receive any benefit of the loss-sharing provision. On April 30, 1997, the Board approved the amendment of the MSPP to eliminate the provision of such program requiring that a participant forfeit 50% of the gain with respect to stock purchased thereunder in cases of certain sales in order to eliminate such forfeiture with respect to a sale following, or in connection with, a Change in Control. A copy of the MSPP, as amended and restated, is attached as Exhibit 3 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Commission on May 8, 1997.

STOCK OPTIONS

    The Company has in effect the 1989 Stock Option Plan and the 1993 Plan pursuant to which options to purchase Common Stock may be granted to key employees (including officers) of the Company and its subsidiaries. The following table presents certain information as to grants of stock options made during fiscal 1996 to each of the named executive officers.

                       OPTIONS GRANTS IN 1996 FISCAL YEAR

                                                                                                   POTENTIAL REALIZABLE VALUE AT
                                                          INDIVIDUAL GRANTS                        ASSUMED ANNUAL RATES OF STOCK
                                        ------------------------------------------------------     PRICE APPRECIATION FOR OPTION
                                         NUMBER OF                                                            TERM(2)
                                        SECURITIES     PERCENT OF                               -----------------------------------
                                        UNDERLYING    TOTAL OPTIONS                                AT 0%       AT 5%       AT 10%
                                          OPTIONS      GRANTED TO     EXERCISE OR                 ANNUAL       ANNUAL      ANNUAL
                                          GRANTED     EMPLOYEES IN    BASE PRICE   EXPIRATION     GROWTH       GROWTH      GROWTH
NAME                                      (#)(1)       FISCAL YEAR     ($/SHARE)      DATE         RATE         RATE        RATE
--------------------------------------  -----------  ---------------  -----------  -----------  -----------  ----------  ----------
Joseph R. Coppola.....................      --             --             --           --           --           --          --
Marvin L. Isles.......................      30,000           10.8%     $  16.625       6/1/06    $       0   $  313,661  $  794,879
Heinz G. Anders.......................      15,000            5.4          15.00       2/2/06            0      141,501     358,592
Stephen M. Peterson...................      12,000            4.3          15.00       2/2/06            0      113,201     286,874
Philip N. Ciarlo......................      15,000            5.4          15.00       2/2/06            0      141,501     358,592
Richard C. Kleinfeldt.................      18,000            6.5          15.00       2/2/06            0      169,802     430,310

------------------------

(1) The options reflected in the table (which are nonqualified options for purposes of the Internal Revenue Code) were granted in the case of Mr. Isles on June 1, 1996 and on February 2, 1996 in the case of the other named executive officers and vest ratably over a three-year period from the date of grant.

(2) This presentation is intended to disclose the potential value which would accrue to the optionee if the option were exercised the day before it would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the Securities and Exchange Commission regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the Common Stock.
                            ------------------------

    The following table sets forth information regarding the fiscal year-end value of unexercised options held by the named executive officers. No options were exercised by the named executive officers during fiscal 1996.

                         FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                                                                OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS AT
                                                                   YEAR-END(#)               FISCAL YEAR-END ($)(1)
                                                            --------------------------  --------------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE     UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------------
Joseph R. Coppola.........................................     171,000        35,000     $     938                0
Marvin L. Isles...........................................      --            30,000        --                    0
Heinz G. Anders...........................................      16,000        29,000             0                0
Stephen G. Peterson.......................................      24,067        20,666             0                0
Philip N. Ciarlo..........................................       4,000        23,000             0                0
Richard C. Kleinfeldt.....................................      46,287        34,000       117,500                0

------------------------

(1) The dollar values are calculated by determining the difference between the fair market value of the underlying Common Stock and the exercise price of the options at fiscal year-end.

    1989 STOCK OPTION PLAN, 1989 RESTRICTED STOCK PLAN. On April 30, 1997, the Board approved the amendment of the 1989 Stock Option Plan and the 1989 Restricted Stock Plan to provide for accelerated vesting of stock options and restricted stock granted pursuant to these plans upon a Change in Control. Copies of such amendments are attached as Exhibits 4 and 5, respectively, to the Company's Solicitation/ Recommendation Statement on Schedule 14D-9, filed with the Commission on May 8, 1997.

    1993 STOCK AND INCENTIVE PLAN. On April 30, 1997, the Board approved the amendment of agreements relating to performance-based restricted stock awards granted pursuant to the 1993 Stock and Incentive Plan to provide that such awards vest upon a Change in Control at a target level rather than at the (higher) maximum award level. A copy of the form of amendment to such agreements is attached as Exhibit 6 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Commission on May 8, 1997.